PUBLIC
DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70837

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AC Sunshine Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E Robinson Street - Suite 295
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ying Cui	917-593-8838	ycui@acsunshine.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ying Cui, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AC Sunshine Securities LLC, as of ~~6/30~~ Sept 27, 2024, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

ANA L. SCHULLO
Notary Public, State of Florida
Commission# HH 432062
My comm. expires Aug. 10, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AC Sunshine Securities LLC
(SEC I.D. No. 8-70837)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Statement of Financial Condition

As of and for the Year Ended June 30, 2024

(Including Report of Independent Registered Public Accounting Firm)

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
AC Sunshine Securities LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of AC Sunshine Securities LLC as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AC Sunshine Securities LLC as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AC Sunshine Securities LLC's management. My responsibility is to express an opinion on AC Sunshine Securities LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to AC Sunshine Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as AC Sunshine Securities LLC's auditor since 2023.

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 25, 2024

AC Sunshine Securities LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2024

ASSETS

Cash and cash equivalents	$	1,939,834
Due from clearing broker		270,112
Marketable Securities, at fair value		44,458
Real estate investment (Land, at cost)		317,929
Pension surplus		1,320
Security deposit		3,163
Total Assets	$	2,576,816

LIABILITIES AND MEMBER EQUITY

Accounts payable and accrued expenses	$	296,121
Payable to clearing broker		13,715
Total Liabilities		309,836
Commitments and Contingencies (see Note 3)		
Total Member Equity		2,266,980
Total Liabilities & Member Equity	$	2,576,816

See accompanying notes.

1 Organization and Nature of Business

AC Sunshine Securities LLC (the Company) was organized in 2021 as AC Securities LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies that are seeking to raise capital through the public or private capital markets in North America, Europe and Asia.

2 Significant Accounting Policies

Basis of presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Investment banking revenue
Investment banking revenue represents income earned in connection with services related to private placement, underwriting and advisory activities. Such fees are recognized once the performance obligation has been satisfied in the period when the transaction is completed or closes.

During the year ended June 30, 2024 the Company's investment banking revenue was generated from four clients.

Interest income
Interest income represents amounts earned from cash balances, time deposits, and money market funds.

Cash and cash equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months when purchased, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

Cash is held at four financial institutions and is subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Marketable securities, at fair value
The Company's investments consist of equity securities (common stock) , and are classified as a Level 1 asset in the fair value hierarchy.

Due from clearing broker
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Land
The Company has a fifty percent interest in three separate residential land acquisitions. The properties are being developed and will sold when completed.

Revenue Recognition
The Company is entitled to placement and / or transaction fees associated with the success of its capital-raising work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. The Company also earns consulting fees for preparatory advisory work or similar activities associated with an actual or potential capital-raising mandate. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and a given contract's identified performance obligations are satisfied. There were no unsatisfied performance obligations at June 30, 2024.

Income Taxes
The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2024. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2024.

Advertising and Marketing
Advertising and marketing costs are expensed as incurred.

General and Administrative Expenses
General and administrative costs are expensed as incurred.

Fair Value Hierarchy
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see “Note 7 Fair Value”

3. Commitments and Contingencies

Indemnifications
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of June 30, 2024, the Company has not recorded any contingent liabilities in the financial statements for this indemnification.

3. Commitments and Contingencies - *continued*

Regulatory requirements

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2024 the Company was not in violation of this requirement.

Other

The Company had no lease or equipment rental commitments (other than as disclosed in Note 5 below), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2024 or during the year then ended.

4 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At June 30, 2024, the Company had net capital of $1,937,899, which was $1,837,899 in excess of its required minimum net capital of $100,000. The Company had an AI/NC ratio of 0.1599 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5 Leases

The Company entered into an Office Agreement dated April 26, 2023 to conduct its operations. The Agreement is for a one year period commencing on July 1, 2023.

The Company has elected the short-term lease recognition and measurement exemption in accordance with Topic 842 and accordingly is accounting for this agreement on a month-to-month basis.

Rent expense for the year ended June 30, 2024 was $18,656.

6 Risks and Uncertainties

Certain events particular to the Company's industry as well as general economic, political, regulatory and public health conditions, may have a material adverse impact on the Company's investments and profitability. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company's use of estimates cannot be predicted. Actual results could differ from those estimates, and such differences could be material to the financial statements.

The Company maintains its cash at financial institutions in amounts that at times exceeds federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2024. As of June 30, 2024 there was an uninsured balance of $416,079 at one institution.

7 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

8 Note Receivable

On December 1, 2022 the Company executed an unsecured promissory note with 27th Street LLC in the amount of $1,000,000. On December 30, 2022 the Company received a principal payment in the amount of $550,000. The balance of the note was paid in full on January 3, 2024.

9 Employee Benefit Plan

The Company is the sponsor and administrator of a Defined Benefit Plan. The plan is available to substantially all employees who have met the service requirements. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the applicable regulations. The Company made a contribution to its pension plan of $140,000 in January 2024. The measurement date for the pension plan is December 31, 2023.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2023:

Pension Plan obligations and funded status:

Projected benefit obligation at Dec 31, 2023	$ 225,075
Pension plan assets at fair value at Dec 31, 2023	226,395
Funded status	$ 1,320

Accumulated benefit obligation at June 30, 2024	$ 225,075
Employer contributions	140,000
Participant contributions	0
Benefits paid	0

9 Employee Benefit Plan - *continued*

Amounts recognized in the statement of financial position consist of:

Assets	$ 1,320
Liabilities	-

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the plan and minimize reliance on plan sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure assets are invested with the intent to protect pension plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries and such long-term growth as may maximize the amounts available to provide such benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 50% equities securities. At December 31, 2023, our master trust was invested as follows: equity securities 82%, and cash and cash equivalents of 18%.

The fair values of the Company's pension plan assets at December 31, 2023, by asset category are as follows:

Cash	$ 42,123
Equity securities	184,272
Accounts receivable	140,000
	$ 336,395

10 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At June 30, 2024 the Company had implemented such policies and procedures.

11 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of September 25, 2024 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

12 Other Events

On July 18, 2024 the Company signed a three year lease agreement for office space that will be used to conduct operations.